Exhibit 99.1

 Transformational Science Advancing Oncology

 Disclaimer  This presentation contains forward-looking statements about BeyondSpring Inc. (“BeyondSpring” or the “Company”). Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our This presentation contains forward-looking statements about BeyondSpring Inc. (“BeyondSpring” or the “Company”). Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our management, including those described in the forward-looking statements and risk factors sections of the Company’s 20-F and other filings with the SEC, which are available on BeyondSpring’s Investor Relations website.Such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates and our research and development programs; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; and (v) the timing or likelihood of regulatory filings and approvals. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

 Agenda

Corporate Overview

Wholly owned portfolio of novel immuno-oncology assets

- Lead drug candidate Plinabulin with two indications in pivotal study
  - Prevention of Neutropenia caused by chemotherapy regimens
  - Non Small Cell Lung Cancer (NSCLC) in patients with measurable lesions
    - Dual-track development in US and China, supported by one global study
  - Follow-on indications for Plinabulin (PD-1 combination, RAS mutations, brain tumors, etc)

Scalable Business Model

- Focus on approvals in U.S. and China, with unique access to large markets
  - Potential for accelerated clinical development
- Early-stage pipeline includes next-generation immuno-oncology assets and new products from Fred Hutchinson/UW collaboration

Well Positioned to Execute on Strategic Plan

- Seasoned management team supported by KOLs and medical advisory board
- Cash of $54.6M* - funds pipeline development, including through submission of 2 NDA's

* As of March 31, 2017

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Pipeline Overview

Plinabulin

	Preclinical	Phase 1	Phase 2	Phase 3	Status
Prevention of Neutropenia (in chemo induced Neutropenia) Study 105 (docetaxel)					**IND Initiation 2Q 2017** First Data Readout: 2H 2017
Study 106 (TAC)					First Data Readout: 1H 2018
NSCLC: Measurable lung tumor (+ Docetaxel)					**Initiation 2Q 2016** Readout: 1Q 2018 (interim)
PD-L1+ (+ Nivolumab)					**Initiation 2H 2016** Readout: 2017
KRAS Mutant (+ Docetaxel)					**Initiation 2017**
Metastatic Brain Tumor (+ Radiation)					**Initiation 2017**
IO Compound BPI-002 (T-cell activation)					**Preclinical**
IO Compound BPI-003 (IKK inhibitor)					**Preclinical**
IO Compound BPI-004 (Neo-Antigen)					**Preclinical**
Fred Hutchinson/UW Collaboration (Ubiquitination technology platform)					**Preclinical**

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Plinabulin: Novel Structure and Novel IO Target (GEF-H1)


Plinabulin
GEF-H1
Depolymerization by MDAs
Microtubules
GEF-H1
RhoA
GDP
RhoA
GTP
Rho Activation
MEKK1
ROCK
Plinabulin
JNK2
JNK1
P
JNK Activation
300 derivatives
C-Jun
CD80
CD86
IL-1β
IL-6
Nucleus
Dendritic Cell

Immune – Related Anticancer Effects

Neutropenia Prevention Effects

Kashyap A et al. Keystone Meeting, Mar. 2017
Wang Y et al. FEBS J. 2016; 283: 102-111

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 *

Neutropenia: An Underserved Market

- Neutropenia: Abnormally low blood concentration of neutrophils (white blood cells). Chemotherapy-induced neutropenia occurs in up to 65% of chemotherapy patients
- In 2015, current standard of care, G-CSF (Neupogen/Neulasta), generated ~$7.3B in global sales
- G-CSF drugs have not faced competition since initial approval in 1991, and carry unique risks and administration drawbacks

		Plinabulin Product Profile
Chemotherapy-Induced Neutropenia Causes:	• Bacterial related mortalities • Delays in chemo dosing • Chemo Dose reductions • Early termination of chemo	• Addition to docetaxel led to significant reduction in grade 3 and 4 neutropenia (P<0.003) • No added toxicity • More patients continue on full dose docetaxel for a longer period
Neutropenia Treatment With G-CSF Causes:	• Enlarged spleen • Acute respiratory distress syndrome • Anaphylaxis • Sickle cell disorder • Bone pain	• Competitive efficacy profile • Enhanced safety, including lower incidence of bone pain • Plinabulin can be dosed one hour after docetaxel use, unlike G-CSF's 24 hour delay

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 *  Severe Neutropenia Seen After Docetaxel Monotherapy  Source: Quartino et al Invest New Drugs 2012; 30:833-845  Neutropenia Is Marked By: Severe InfectionsSepsisHospitalizationsHigh Mortality  Cycle 1 Docetaxel Treatment Model  Duration of Severe Neutropenia (DSN) refers to the number of days with neutrophil levels below 0.5 x109 cells/LA lower nadir correlates with a longer Duration of Severe Neutropenia (DSN)  Day 8  DSN

 *  Phase 2 Data presented at ASH December 2016  Docetaxel Monotherapy  DSN Estimate Model Based on Nadir- Cycle 1 Day 8   Phase 2 Data Supports Favorable Product Profile  P < 0.0003  33.3%  4.6% *  ~5%   Both 20mg and 30mg Plinabulin cohort p-value <0.0003* Planned Phase 3 doseGrade 4/Severe Neutropenia: ANC < 0.5 x 109 cells/L  Docetaxel Monotherapy    0 1 2 3 4   Docetaxel + Plinabulin    Projected DSN  Mean DSN: 1.1 days   Mean DSN: 0.065 days  67%  95%

Efficacy Differentiation: Plinabulin vs. G-CSF

Percentage of Patients Experiencing Grade 3 and 4 Neutropenia†					
Neutropenia	Docetaxel 100 (n=49)*	Docetaxel 100 + G-CSF (n=60)**	Docetaxel 75 (n=55)*	Docetaxel 75 (n=51)***	Docetaxel 75 + Plinabulin (n=81)***
Grade 3/4	85.7%	41%	67.3%	66.7%	11.5%

The above data form the basis of our belief that Plinabulin may be as effective as G-CSF for the prevention of docetaxel-induced grade 3/4 Neutropenia

† **We have not conducted head-to-head trials of G-CSF and Plinabulin in combination with docetaxel for the prevention of docetaxel-induced grade 3 and 4 neutropenia. As a result, the data derived from these separate clinical trials may not be comparable and would not form a basis for marketing Plinabulin, if submitted for regulatory approval.**

* Shepherd et al J Clin Oncol 2000;18:2095-2103.

** Alexopoulos Cancer Chemother Pharmacol 1999;43:25.

*** Phase 2 portion of our Phase 1/2 trial described above

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 *  Plinabulin: Differentiated from G-CSF in Neutropenia Prevention

 *  Plinabulin Neutropenia Clinical Program (Study 105)  Neulasta 0.6 mg/m2 (n=10)  Plinabulin 5 mg/m2 (n=10)  Plinabulin 10 mg/m2 (n=10)  Plinabulin 20 mg/m2 (n=10)  Arm 1Arm 2Arm 3Arm 4  Phase 2 Portion   Phase 3 Portion  Plinabulin 20 mg/m2* (n=75)  *Planned Phase 3 Dose  Neulasta 0.6 mg/m2 (n=75)  CurrentFirst patient enrolled in US, April 2017  H2 2017First Data Readout  H1 2018Interim AnalysisNon-Inferiority  H1 2019Final ReadoutNon-Inferiority  Study 105 (Docetaxel) Phase 2/3- 200 patients  Interim Analysis at n=50/Arm Primary Endpoint: DSN in Cycle 1Non-Inferiority Margin: 0.65 days

 *  Neulasta 0.6 mg/m2 (n=20)  Plinabulin 10 mg/m2 (n=20)  Plinabulin 20 mg/m2 (n=20)  Arm 1Arm 2Arm 3  Phase 2 Portion   Phase 3 Portion  Neulasta 0.6 mg/m2 (n=60)  Plinabulin 20 mg/m2 (n=60)  *Planned Phase 3 Dose  Plinabulin Neutropenia Clinical Program (Study 106)  H1 2017Study to Initiate  H1 2018 First Data Readout  H1 2019Final ReadoutSuperiority  Study 106 (TAC) Phase 2/3- 200 patients  Final Analysis at n=60/ArmSequential AnalysisPrimary Endpoint: DSN in Cycle 1Non-InferioritySuperiority  First patient enrolled in the US in April 2017

 *  Indication: Prevention of All Chemo-induced Neutropenia  For concurrent administration with a myelosuppressive chemotherapeutic regimen in patients with non-myeloid malignancies for the prevention of chemotherapy induced neutropenia (with Study 105 and 106) Plinabulin’s mechanism of action (MOA) is in protecting neutrophils from apoptosis via its immuno-oncology effect (independent of chemotherapy), and has shown to be effective in chemotherapy regimens with different mechanisms in pre-clinical models. As such, we expect Plinabulin’s neutropenia reduction effect to be ubiquitous to treatment.Primary Investigator, Dr. Blayney, Stanford Professor, Founding member of NCCN guidelines for neutropenia management   TARGET INDICATION

 *

NSCLC: Large Market Opportunity for Plinabulin


2nd/3rd Line NSCLC
30% Asian
10% Western
EGFR Mutant
mOS= 18.2 months
(Tarceva/Iressa /Tagrisso)
PD-L1 +
(PD-1 Ab)
50%
70% Asian
90% Western
EGFR Wild Type
mOS= 6-8 months
PD-L1 -
50%
Plinabulin Target Patient Sub-Groups in 2nd/3rd Line NSCLC

- Lung cancer is a leading cause of death worldwide
- ~1.8 million diagnoses globally (87% have NSCLC)
- Nearly 1/3 of global patients are in China

Despite multiple approved therapies, the lung cancer treatment market remains fragmented, marked by modest survival benefits, limited by:

  - Effectiveness only in specific tumor mutations
  - Limited patient response in many patients
  - Unique safety risks across therapeutic modalities

- PD-1 antibody Drugs are effective in a small percentage of NSCLC patients, typically between 15-30%

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 *  Phase 2 Data: Oral Presentation at ASCO-SITC Meeting (Feb.2017)  Durable Response and Extended Survival Benefit of 4.6 Months  * We attribute the non-significant P-value to a small number of patients in each treatment arm

Plinabulin + Nivolumab (PD-1 Antibody) for NSCLC

Pre-Clinical

Animal studies provide indications of an immune MOA, which primarily acts through activation and proliferation of tumor antigen-specific CD4 T-cells, a white blood cell active in immune responses.

Combo of Plinabulin and PD-1 antibody in immune competent breast cancer model



Tumor Volume mm3
1000
800
600
400
200
0
0
10
20
30
40
Days
Untreated
Vehicle Control
Plinabulin (7.5 mg/kg) i.p
anti-PD1 (12.5 mg/kg) i.p
Plinabulin + anti-PD1

Breast cancer model
- Dr. Zippelius Lab at Univ. of Basel

Clinical

U.S. Immuno-Oncology Trial Overview (Investigator Initiated IND)

Phase 1/2 study started at UCSD

Goal: Efficacy Synergy similar to PD-1+ CTLA-4 Antibodies, but Safer

- Clinical sites: UCSD and Fred Hutchinson
- Patient: 2nd/3rd line NSCLC
- Timeline: 2H 2016 initiation, **safety and biomarker read-out in 4Q 2017**

UCSD Trial Design:

- 28 days per cycle
- Plinabulin (IV): Day 1, 8, 15
- Nivolumab (IV): Day 1, 15

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Plinabulin Clinical Program in Cancer

Exploring The Synergy of Plinabulin with Standard of Care Therapies in Multiple Patient Sub-Groups

Plinabulin
+ Docetaxel*
- EGFR wild type
- PD-1/PD-L1 failed patients included
- **Phase 3: 550 patients to be enrolled (80% from China)**

Plinabulin
+ Docetaxel*
- RAS Mutations
- **Phase 2 study expected to begin enrollment at UC Davis in 2017**

Plinabulin
+ PD-1 Antibody**
- PD-L1+
- **Phase 1/2 study started at UCSD**

* Combination with Docetaxel in all docetaxel approved indications including NSCLC, gastric cancer, breast cancer, head and neck cancer, and prostate cancer. Potential other chemo combo with Plinabulin.

** Combination with PD-1/PD-L1 Antibody in PD-1 approved indications including NSCLC, melanoma, renal cancer, Hodgkin's lymphoma, head and neck cancer, and urothelial carcinoma

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 *

Seasoned Leadership Team



Lan Huang, PhD: Co-Founder, Chairman & Chief Executive Officer

- Co-founded clinical CRO Paramax and spearheaded its sale to global CRO RPS, Co-founded Wuxi MTLH Biotech, and sold self-designed peptide drug China rights to Shanghai Pharmaceutical company
- Board member of Oncology Drug Review Board of China Pharma Assoc.
- "Thousand Talent Innovator Award" Drug development recognition from the President of China



Ramon Mohanlal, MD, PhD: Executive Vice President; Chief Medical Officer

- More than 20 years experience in strategic drug development, including executive positions at GSK and Vertex
- Head of Established Products Oncology for Novartis



G. Kenneth Lloyd, PhD: Chief Scientific Officer

- Greater than 45 years experience in Pharma Industry drug discovery and development
- Executive & Scientific positions at Roche; Synthelabo, Wyeth-Ayerst, SIBIA, and Nereus



Gordon Schooley, PhD: Chief Regulatory Officer

- Executive for more than 20 years leading clinical and regulatory affairs
- Executive & Regulatory positions at SkyePharma, Alliance Pharmaceutical and Pacira Pharma



Richard Brand, MBA: Chief Financial Officer

- 20 years of investment banking experience and 12 years of institutional investment manager experience
- CFO experience in growth companies, including a $6 billion public company

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 *  Unique Access to Large China Market

 *  China  U.S./ Europe  Seek broad indication from U.S. FDA in preventing Neutropenia, and in NSCLC in patients with measurable lung lesions Partner with one or more global pharmaceuticals companies for both Neutropenia and NSCLC indications  Pursue accelerated development in China for NSCLC indicationBuild an internal sales force for NSCLC indicationRetain a contract sales organization for secondary markets in China  Plinabulin Commercial Strategy

 *  BeyondSpring Inc. (BYSI)–NASDAQ IPO 3/9/2017   IPO & Concurrent Private Placement: $54.3 M ($48 M net)Investors Included:HuaRong, $150 B fund, largest Asset Management Co. in ChinaSangel, top 10 Biotech Focused Fund in China Fosun, $70 B Investment Conglomerate

Expected Company Milestones

All funded by current cash runway

6 Months

P2 Data

- Neutropenia

12-18 Months

P3 Interim

- Neutropenia
- NSCLC

Data

- PD-1 Combo

IND submission

- BPI-002 [IO]

24-30 Months

P3 Final

- Neutropenia
- NSCLC

IND submission

- P3 PD-1 Combo
- BPI-004 [IO]
- Ubiquitination Technology Platform asset: Fred Hutchinson/UW collaboration

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Thank You!

BeyondSpring

Lan Huang, Ph.D.

lhuang@beyondspringpharma.com

BeyondSpring Inc.

28 Liberty Street, 39th Floor, New York, NY 10005

Tel: 646-305-6387 | **Fax**: 646-219-9660

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 *  Addendum

 *  Robust Patent Estate

 *  Additional Assets

Plinabulin + Docetaxel in NSCLC: Phase 1/2 Trial

Completed by Nereus – CRO Quintiles; >70% US+ Western Patient Population;

Randomized Phase 2 portion of Phase 1/2 trial



Cohort 1: 30mg/m2
Docetaxel 75mg/m2 n=55
Docetaxel 75mg/m2 + Plinabulin 30mg/m2 n=50
Cohort 2: 20mg/m2
Docetaxel 75mg/m2 n=18
Docetaxel 75mg/m2 + Plinabulin 20mg/m2 n=40
Patients included: 2nd/3rd line NSCLC, stage 3b/4 n=163
Endpoints:
• Primary: Overall Survival (OS)
• Safety (includes Neutrophil count)

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 *  Plinabulin’s Neutropenia Benefit (Cycle 1-4)  Plinabulin’s Effect in Preventing Grade 4 and Grade 3 Neutropenia is Persistent  Grade 3 Neutropenia   Cycle 1 Cycle 2 Cycle 3 Cycle 4   Blue: Docetaxel alone (N=73)Red: Docetaxel + Plinabulin (N=90)   Grade 4 Neutropenia

Safety Data (Phase 2, NSCLC, Well Tolerated)

Common(>=20%) AEs(%Grade 1-4; %Grade 3-4)

	30 DN (n=50)	20 DN (n=40)	20+30 D (n=73)
Nausea	48;4	40;0	39;0
Fatigue	52;4	30;3	40;10
Diarrhea	58;8	35;5	33;6
Constipation	36;0	28;0	29;1
Anorexia	34;0	25;3	33;0
Pyrexia	30;0	23;0	26;2
Vomiting	34;4	35;0	25;1
Cough	22;0	33;0	32;0
Alopecia	28;0	25;0	33;0
Dyspnea	22;4	28;5	25;14
Neutropenia	**8;8**	**8;5**	**33;26**
Myalgia	22;2	8;0	19;0
Anemia	24;8	20;5	16;2
Asthenia	**8;2**	**20;13**	**26;4**
Headache	22;0	26;3	11;0
Dizziness	22;0	5;0	9;0
Hypokalemia	20;0	5;5	4;1
Leukopenia	6;2	7;0	12;9
Tachycardia	14;0	7;0	8;0
Arthralgia	14;0	15;0	14;0
Transient Hypertension	32;20	23;5	4;0

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 *  Study 105 Design: Docetaxel  Neulasta 0.6 mg/m2 (n=10)  Plinabulin 5 mg/m2 (n=10)  Plinabulin 10 mg/m2 (n=10)  Plinabulin 20 mg/m2 (n=10)  Arm 1Arm 2Arm 3Arm 4  Phase 2 Portion   Phase 3 Portion  Interim Analysis at n=50/Arm  Primary Endpoint: DSN in Cycle 1 Non-Inferiority Margin: 0.65 days  Plinabulin 20 mg/m2* (n=75)  *Current Recommended Phase 3 Dose  Docetaxel in patients with NSCLC, breast cancer and prostate cancer  Neulasta 0.6 mg/m2 (n=75)  Primary EndpointDSN in cycle 1Secondary Endpoints:Incidence of: (1) Grade 4 neutropenia; (2) Febrile Neutropenia; (3) Infection; (4) antibiotic use; (5) docetaxel dose changeIncidence and duration of hospitalization due to Febrile Neutropenia Incidence, occurrence, and severity of bone pain

Study 106 Design: TAC

Phase 2 Portion

Arm 1 — Neulasta 0.6 mg/m^2 (n=20)

Arm 2 — Plinabulin 10 mg/m^2 (n=20)

Arm 3 — Plinabulin 20 mg/m^2 (n=20)

Phase 3 Portion

Neulasta 0.6 mg/m^2 (n=60)

Plinabulin 20 mg/m^2 (n=60)

*Current RP3D

Statistics for Superiority in Phase 3 Portion

Numeric Results for Testing the Difference Between Two Poisson Rates

Alternative Hypothesis: Two-Sided   Group 1: Control

Test Statistic: Large-Sample   Group 2: Treatment

Power	N1	N2	N	Grp 1 Event Rate $\lambda1$	Grp 2 Event Rate $\lambda2$	Diff $\lambda2-\lambda1$	Ratio $\lambda2/\lambda1$	Alpha
0.90248	53	53	106	1.20	0.60	-0.60	0.5000	0.050
0.90051	80	80	160	1.20	0.70	-0.50	0.5833	0.050
0.90096	246	246	492	1.20	0.90	-0.30	0.7500	0.050

Final Analysis at n=60/Arm

Sequential Analysis

(DSN cycle 1)

- Non-Inferiority
- Superiority

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Plinabulin + Docetaxel Phase 3 Trial for NSCLC

Patient Criteria:

- Patients with at least 1 measurable lung lesion
- PD-1/PD-L1 antibody failures (stratified)
- EGFR wild type, mutations not eligible; no restriction on histology
- One prior platinum-based chemotherapy; no restriction on biological therapy
- SAP Plan: KRAS mutant subgroup; PD-L1 expression subgroup; tumor size subgroup; prior treatment include PD-1/PD-L1 or not

Patients, n=550
2nd/3rd Line NSCLC
1:1 Randomization

Docetaxel $75mg/m^2$

Docetaxel $75mg/m^2$
+ Plinabulin $30mg/m^2$

Endpoints:

Primary: Overall Survival

Secondary: Neutropenia prevention, DOR, QoL Questionnaires, RR, PFS

Current
Study Initiated

Q1 2018
Interim Analysis

Q1 2019
Final Analysis

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